THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

August 3, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:       Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Savvy Business Support, Inc.
Registration Statement on Form S-1
Amendment No. 5
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

Below please find our responses to the Staff’s comment letter, dated July 30, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 5 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 5, marked to show changes from the previous filing, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph M. Patricola
Joseph M. Patricola, Esq.

General

1.
We note your response to comment one from our letter dated July 20, 2010. Please revise your disclosure to indicate that you believe you are not a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Per SEC Comment #1, the registration statement has been revised to add the following disclosure in accordance with the Commission’s instruction:

The Company is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”), and therefore the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a “blank check company” as a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations. Its business plan and purpose is to provide a broad range of business support and consulting services, including specific business advice, and third party service provider and financing referrals to entrepreneurs, small, medium and large companies, including both privately held and publicly traded entities. The Company offers comprehensive services tailored to each client’s desired goals and needs. The Company offers an all-encompassing solution to every potential client’s need with emphasis on due diligence, research on competitor analysis, strategy and implementation, market analysis and wide-ranging pro-forma financial projections. Due to the nature of the business, fees are generally individually negotiated, billed on a case-by-case basis or as a monthly flat rate fee.

As of the date of this registration statement, the Company has not generated revenues, as it has only been operating for a relatively short period of time. However, the Company is in contact with and has been actively negotiating with potential clients. Upon the receipt of adequate funding from this registered offering, the Company intends to implement a wider marketing campaign in an effort to generate further business leads and expand its base of clientele, and intends to hire personnel who can devote their efforts on a fulltime basis. Lastly, the Company does not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.